Mail Stop 3561

	June 23, 2005

Mr. John Michael Coombs, CEO
Valley High Mining Company
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-6001

Re:	Valley High Mining Company
		Registration Statement on Form 10-SB
		Filed March 31, 2005; Amendment No. 1 filed May 18, 2005
		File No. 000-51232

Dear Mr. Coombs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. This filing refers to mines and other mineral properties that exist in the area of your property. This may allow investors to infer that this property may have commercial mineralization, because of its proximity to these other mines and/or properties. Describe only geology, history, and/or exploration results that are directly related to the properties that your company has the right to explore or mine. Remove all references to mines or companies operating near your properties, prospects, adjacent or analogous properties, deposits, occurrences, or any exploration activities by other companies that are outside your company`s properties. Focus the disclosure on the property your company controls.



2. Throughout the filing, we note the reference to the Jenny Lind Project Report. If the report does not directly relate to the company`s property, then the reference should be removed. See the above comment. If the report does directly relate to the company`s property, the mining professionals should concur with the summary of the information in the report disclosed. Please revise or advise. Also provide a copy of the Jenny Lind Project Report.

3. Please describe any due diligence that management performed in identifying the company`s shareholders when they reactivated the company.

4. For your property, provide the disclosures required by Industry Guide 7(b). In particular, provide:
* The location and means of access to the property.
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7(b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

5. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-551-8900. Otherwise, provide the map to the staff for our review.



6. Remove all references in the document that use the term
"mining"
or "mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term
"mineral exploration" for "mining operations."

7. We note the references to "the property." It appears that the company`s only right to the property consists of mineral claims.
Please revise throughout the registration statement to clarify that this "property" is simply mineral claims.

Risk Factors, page 3

8. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

9. Within the Risk Factors section, you sometimes focus on aspects that relate to projects in the "mining stage" as defined by Industry
Guide 7. Rather than including discussions related to mining operations that will not apply to you unless and until you have an operating mine, include in one new risk factor a concise discussion that makes clear that you have no ongoing mining operations of any kind. Then briefly discuss risks that would apply if you ever commenced actual mining operations. However, if your business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

10. On page 3, we note the statements that "the following are not the only possible risks," "[a]dditional risks may also impair the business, operations and plans of Valley High," and "[t]he following is not meant to be an exhaustive list of the risks involved in investing in Valley High." You should discuss all material risks in this section. Please revise your disclosure to clarify that you discuss all material risks in this section.

11. In risk factor one, it is unclear how being a non-reporting company is connected with the uncertainty that the business will be successful or that a trading market of the company`s securities will develop. Please revise or advise.

12. In risk factor one, we note your statement that "[s]ince the early 1980`s, no trading market has existed for Valley High common stock." Please note that the Pink Sheets is not a public trading market. Rather it is a quotation system. Please revise to clarify.






13. In risk factor one, we note the statement that "[a]s a result, the general public is not familiar with . . . our newly acquired mining claim properties." We also note the reference in risk factor two to your acquisition of the North Beck Mining Claim. Please reconcile this disclosure and disclosure throughout the prospectus with the disclosure that the company has only recently entered into an agreement regarding the North Beck Claims. It appears that the company leases the mineral claim and has not "acquired" the property.

14. In risk factor one, please remove the last paragraph, as it repeats information found in other risk factors, such as competition and the regulatory environment.

15. In risk factor two, please explain the statement "Valley High has no recent operating history as a mining exploration company;
therefore it is dependent on others for the implementation of its business plan."

16. In risk factor two, we note the statement that "[n]o assurance can be given that current and future employed persons, if any, will have the experience and skills necessary to successfully execute our proposed business plan." This appears to be a separate risk than the risk described in the heading and narrative. Please revise.

17. In risk factor three, we note that in the narrative, the company describes several risks that are not described in the subheading and that appear to be separate risks. For example, the company discusses hazards and that the "[i]nsurance for some or all of these hazards may be too expensive or not available." In addition, the company discusses "changes in permitting requirements, environmental factors, changes in law . . ." Please revise to separate each risk.

18. In risk factor four, please state your cash balance as of the most recent practicable date.

19. In risk factor four, we note the statement that "Valley High`s management . . . is voluntarily registering its common stock with the
Commission so that Valley High might be more attractive to other potential investors, including venture capitalists or investment bankers." At the beginning of the Description of Business section, please explain this statement and explain in more detail why the company is voluntarily filing the Form 10-SB in light of its financial condition and plan of operations. We also note the statement that "[m]anagement also believes that being a reporting company . . . will more readily provide a[n] . . . acquisition candidate with additional and more comprehensive information concerning the company." Please also explain this statement in the
Description of Business section.  We may have further comment.





20. Please revise risk factor seven to discuss specifically whether the company currently employs highly qualified personnel in mineral exploration.

21. The reference to the symbol VHMC for quotation on the Bulletin Board should be removed unless you have obtained pre-approval for the symbol.

22. Risk factors 13 and 14 should be combined since both discuss penny stock.

23. In risk factor 15, we note the reference to "other acquisition
candidate."   Please briefly explain this statement.  Provide a
more
detailed discussion in the Description of Business section. We may have further comment.

24. In risk factor 20, we note the statement that "[m]anagement is developing a strategy, which we believe will accomplish this objective through additional equity funding and long term financing."
Please describe this strategy in detail in the Plan of Operation section.

25. In risk factor 22, please describe the amount of hours per week that the officer will spend on the affairs of the company.

26. In risk factor 23, please move the technical discussion of the government rules and regulations to the Description of Business section. In the Description of Business section, specifically describe how these rules and regulations affect the company and its plan of operation.

27. In risk factor 23, we note the statement that "current management lacks the qualifications and other expertise necessary to engage in this process without the assistance of expert or company partners."
In the Plan of Operation section, please describe the funds necessary for the company to engage in this process. Also describe how this affects other aspects of the Plan of Operation and when the company expects to engage in this process.

Risk Factors Related to the North Beck Mining Claims, page 11

28. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.






29. Risk factor one presently focuses on the need for additional capital, which is already discussed in the first set of risk factors, risk factor five. Please remove or revise to avoid the repetition.

30. In risk factor two, please describe the risk of an absence of mining activity.

31. In risk factor four we note the risk of the topographical effect on exploration. In the Description of Business section, please describe the topographical effect on all previous exploration performed on the property.

32. In risk factor six, we note the disclosure that "Valley High may rely on publicly available geological reports and databases to located potential mining stakes or leases." In the Description of Business section, please describe in detail any known specific geological reports or databases that the company may rely upon if such reports are directly related to the company`s property. Supplementally, please provide us will all reports.

33. Please explain the statement in the seventh risk factor that the assessment figure was obtained from prior mining lease agreements involving the same property and is therefore deemed fair and reasonable. Please disclose whether these prior agreements were with affiliated parties.

Part I, page 2

Item 1. Description of Business, page 13

34. Please briefly expand the first paragraph in this section to include the company`s plan to raise capital in the next twelve months and any exploration that the company will likely undertake during this time.

35. We note the disclosure in risk factor four that "our sole officer and director has committed himself to advancing whatever money is necessary to keep us current in our reporting obligations through at least the ensuing three (3) years." Please disclose the material terms of this arrangement. Disclose how the term of three years was determined, state whether this covers general operating expenses or is limited to the specific costs of complying with the reporting obligations of the Exchange Act, state whether there is a limit on the amount that may be advanced, and state whether the advance is a loan or contribution to capital. If a loan, please state the interest rate. The agreement should be filed as an exhibit.




History and Background of the Company, page 13

36. Please disclose the names of the control persons of Valley
High
Oil, Gas & Minerals prior to the merger.

37. On page 14, we note the disclosure that "the directors of the company agreed, effective October 24, 2003, to resign and appoint in their place and stead, Mr. John Michael Coombs." Please discuss how and when John Michael Coombs or his affiliates, including relatives, were introduced to the previous management or control persons of Valley High Oil, Gas & Minerals. Please describe all agreements between John Michael Coombs and/or his affiliates, including relatives, with the previous management or control persons of Valley
High Mining. Please describe the principal terms of the agreements, including dates entered, name the parties negotiating the terms of the agreements, any consideration paid under the agreements, name any third parties that were involved in the agreements and the compensation paid to them, and disclose the effects of the agreements on the management and control persons of Valley High Oil, Gas & Minerals or Valley High Mining Company. Disclose any relationship between Valley High Oil, Gas & Minerals, its officers, directors and affiliates and John Michael Coombs or his affiliates prior to the change in control of Valley High Oil, Gas & Minerals/Valley High Mining. Also, disclose whether finders` fees or consulting agreements were provided as part of any agreements. Please file all agreements relating to the change in control of Valley High Oil, Gas
& Minerals/Valley High Mining as exhibits.  See Item 101(a) of
Regulation S-B.

38. In reference to the mining agreement with North Beck Joint
Venture LLC, please describe the negotiations of this agreement, including dates.

39. We note the statement "[t]he terms of the lease consideration were based upon prior lease agreements that North Beck has entered into with other mining companies in the past." Please include the following:
* Pleas describe the negotiations and principal terms of the agreement between Anticline Uranium Inc. and North Beck.
* Please describe North Beck`s interest in Anticline Uranium and include the date the agreement was entered.
* Briefly explain the business development of Anticline in connection with the principals of Valley High Mining. Describe all exploration activities or other activities performed by Anticline Uranium after Anticline Uranium entered into the agreement with North
Beck.
* Describe in detail any findings from the exploration.
* Please describe the cancellation of the agreement between Anticline and North Beck.
* Please describe the business combination between Uranium Anticline and LipidViro Tech, Inc.

* Please disclose the principal terms of the combination, name the parties negotiating the combination, disclose the method used in determining the acquisition price, name any third parties that were involved in the combination and the compensation paid to them, and disclose the effects of the acquisition on the management and control persons of Anticline Uranium.
* Please disclose the amount of consideration that John Michael Coombs or affiliates received in connection with the combination, directly or indirectly. This would include consulting fees.

40. We note the disclosure that the lease "was valued at approximately $29,000." Please disclose how this amount was determined.

41. We note the statement that "[a]ccordingly, Valley High believes that the consideration given by it, namely, the issuance of five million (5,000,000) "restricted" shares to and in the name of North
Beck, is at least as favorable to Valley High as it would have been to an independent, interest third party." Please describe all consideration given for the 5,000,000 shares.

Current Status of the Company, page 16

42. We note the disclosure that "[b]ecause we currently lack the funding and other financial strength necessary to commence an exploration program, our first objective is to determine the best course of action in this regard and to then look for a means of financing that goal." Please revise in light of the comments for the
Plan of Operation section.

43. We note the disclosure that "[o]ther than owing Mr. Coombs money
that he has personally advanced the Company in order to meet its debts as they become due, the only contract to which we are a party .
.. .."  Please disclose the principal terms of the agreement in which
Mr. Coombs has advanced money to the company and file the agreement as an exhibit.

44. We note the statement that you are not "presently" involved in any negotiations to pursue a business combination. Please disclose any plans to seek business combinations in the future. Also, please disclose whether any third parties or affiliates are seeking or have entered into any discussions or negotiations to enter into a business combination. We may have further comment.






Overall Business Methodology and Plans, page 17

45. We note the disclosure in the first paragraph of this section. For each of the milestones listed, please describe in the Plan of Operation section, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 303(a)(1) of Regulation S-B.

46. We note the disclosure that "[t]his step underway" for the first listed milestone. Please describe whether Valley High Mining or North Beck Joint Venture is locating and collecting all existing data previously compiled on the property. Please include when this process began and name the person performing the work. Please describe whether this activity was included in the mining lease agreement between the two parties. In the Description of Business section, please describe in detail what information is available from previous exploration of the property. Please see our later comments.

47. For the second milestone listed, please disclose whether
Valley
High Mining or North Beck Joint Venture will complete this milestone.

48. On the top of page 18, we note the statement "[t]his secondary objective is not a high priority because we believe that the North Beck properties contain excellent potential for mineral exploration."
Please note that no speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statement in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

Updating of Past Exploration Results and Feasibility Studies, page
18

49. Please include all information available regarding results of previous explorations.

Obtaining Permits, page 19

50. In this section, please describe in detail the exploration and mining permitting process in the State of Utah and as these regulations apply to the company.

Pursuit of Partnership, Joint Venture and Outside Funding
Opportunities, page 21

51. We note the statement "[b]ecause of our financial situation, having only nominal current assets and no recent operating history, we have little choice but to pursue possible partnership and joint venture opportunities that may come our way." Please explain other options in raising capital available to the company, such as offering stock, debt etc. Discuss whether you are planning to pursue partnerships or joint venture opportunities instead of capital raising efforts or whether you plan to pursue both. Discuss the reasons for pursuing a partnership or joint venture.

52. We note the disclosure that "current circumstances make it difficult to predict what partnership, acquisition or joint venture opportunity might be worth considering or pursuing." Please describe whether the management of the company or affiliates will actively seek partnership or acquisition opportunities and whether such opportunities will be limited to companies in the mining industry. If the company enters into an acquisition, how would the acquisition provide funding for the company? Please describe the structure of such acquisition. We may have further comment.

Sources of Possible Partners, Joint Venturers and Funding
Opportunities, page 22

53. We note the statement that "we have not engaged or entered into any discussion, agreement or understanding with any particular consultant or other expert or professional regarding our search for partners, joint venturers and funding candidates." Please describe whether the company intends to enter into such arrangement.

54. We note the statement that "we do not intend, and do not believe we can afford, to limit our search for partners, joint venturers and funding candidates solely to the mining industry or business. If we obtain funding from an entity or person uninvolved in mining exploration, we will then be in a position of hiring mining people ourselves to conduct exploratory operations on the North Beck Claims." Please disclose whether the company will limit its search to partners, joint venturers and funding candidates that will pursue the company`s plan of operation of mineral exploration. Please explain this disclosure in light of the statement on page 21 that this could result in a change in control.

Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 23

Selected Financial Data, page 23

55. Please discuss whether the working capital provided by Mr.
Coombs
was a loan.

Liquidity and Capital Requirements, page 23

56. We note the statement that "Valley High will be able to satisfy its cash requirements for not only the next 12 months but at least for the next three (3) years." Please reconcile this statement with the company`s plan of operation.




57. We note the statement that "[i]f management cannot loan or advance sufficient funds to continue beyond the next 3 years, we may be required to look at other business opportunities, including mergers or reorganizations with entities and business that are NOT in the mining business." Please reconcile this statement with the plan of operation if the company receives funding. Also explain why the company would be "required" to look at other businesses.

Need For Additional Capital or Financing, page 24

58. We note the statement "at present . . . we are not aware . . . of any particular person or entity that would be willing to privately purchase any of our securities." Please describe any efforts that the current management of the company or its affiliates has made to search for investors or to raise capital.

59. We note the statement "it is highly unlikely that we could undertake a secondary offering of securities or be able to borrow any significant sum from either a commercial or private lender." Please explain why both of these options are highly unlikely for the company.

Plan of Operation, page 25

60. Please describe the company`s plan of operation for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Also include those milestones which do not require funding.
See Item 303(a)(1) of Regulation S-B.

61. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

62. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

63. Please specifically describe how the company will actively seek out and investigate potential partnerships, joint venture and other funding arrangements and include the anticipated time frame.


64. Please describe the milestones and day to day operations that will be carried out by management.

65. Please explain the term "stopes."

66. We note the statement "management nonetheless believes that the
North Beck Claims have value for exploration purposes and that they may possibly contain commercially viable deposits of gold, primarily silver." Please provide a reasonable basis for the statement or remove.

67. We further note the statement that "[m]anagement does not believe that past owners and operators would have done such extensive exploratory activity on the property in the past had they not had valid and justifiable reasons for doing so." Please provide the results of the "extensive exploratory activity" on the property and the basis for management`s belief.

68. On the top of page 26, please explain the statement that "[m]anagement intends to hold expenses to a minimum and to obtain expert and other services on a contingency basis when it can afford them." Please describe the services of the expert.

69. On page 26, in the third paragraph, we note the reference to outside advisors and consultants. Please describe whether the company has identified or has contacted outside advisors or consultants. Please include their names and describe the arrangements. We may have further comment.

70. Please explain what funds would be necessary to implement all stages of exploration. We also note that the company has management in place to begin to implement an exploration program. It appears that no funding and/or minimum funding would allow the company to begin to implement a bona fide exploration program. Please revise.

Item 3.  Description of Property, page 26

71. Please describe in detail, the principal terms of the mining lease agreement between the company and North Beck Joint Venture.

The North Beck Mining Claims Acquired by the Company By Lease
Agreement, page 26

72. Please remove the promotional information regarding mining operations in the Tintic Mining District. See comment one above.

73. Please remove the reference to Bullion Beck properties and Gemini
Mine.  See comment one above.


Current State of Affairs, page 28

74. We note the statement "[i]t is not known for certain whether or not ore minerals of commercial grade were encountered in the old workings and it is also not known for certain whether minerals having significant value were ever produced or extracted from the property directly." Please explain what research the company has performed to determine whether ore minerals of commercial grade were encountered.
Also explain what research the company will do to obtain this information and whether current management will perform the work. We may have further comment.

Future Plans for the North Beck Claims in the Event Necessary
Exploration Capital and Funding Is Obtained, page 29

75. We note the statement "[t]he favorable or prospective mineralization of interest in the North Beck property is of the siliceous copper-gold-silver category with minor amounts of lead and zinc. This is evidenced by the Jenny Lind Project Report."
Please
revise in light of comments one and two above.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 29

76. Please provide the address for North Beck Joint Venture.  See
Item 403(a) of Regulation S-B.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons, page 30

77. For John Michael Coombs, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, the positions held and a brief description of the employer`s business. For example, we note his employment with North Beck Joint Venture and Anticline Uranium.

78. Please include a brief description of John Michael Coombs involvement with blank check companies, such as Vis Viva
Corporation.

79. Please describe the amount of hours per week that John Michael Coombs will spend on the company`s affairs.

80. We note your statement that "[w]e do not believe that our sole officer or director comes within the definition of a `promoter` as defined in Rule 405." Please describe in detail John Michael Coombs role in reactivating the company and reorganizing under Nevada law.
It may be appropriate to include the information require by Item 404(d) of Regulation S-B in the Certain Relationships and Related Transactions section.

81. We note your disclosure that "[w]e deny that any person other than Mr. Coombs `control`, or has the power to `control`, us as contemplated in the `control person` provisions of state and federal securities laws . . . we may engage consultants in the future." Please disclose any consultants in which the company has identified in assisting the company.

82. We note Mr. Coombs` involvement with Anticline Uranium Inc.,
another mining company.   We note that a Form 10-SB was filed on
March 1, 2002, was cleared of comments on September 18, 2002 and then North Beck Joint Venture LLC entered into a share purchase agreement on June 24, 2003. Please briefly discuss the business of
Anticline, whether any steps were taken in furtherance of its business plan and the consideration, direct and indirect, paid to North Beck and therefore Mr. Coombs from this transaction. Clarify whether the mineral claims in this prior company are the same as in
Valley High. In light of this prior business activity, please explain why the business of Valley High is not that of a blank check company. We may have further comment.

Item 7.  Certain Relationships and Related Transactions, page 33

83. For each transaction, please include the name of the person, the person`s relationship to the issuer, the nature of the person`s interest in the transaction and the amount of such interest as required by Item 404(a) of Regulation S-B. Disclose the loan from Mr. Coombs in this section.

Common Capital Stock, page 34

84. The statement that the current outstanding common shares are "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Part II, page 35

Item 4.  Recent Sale of Unregistered Securities, page 37

85. For each of the transactions, please identify the persons or class of persons to whom the company sold the securities. Please describe the type and amount of consideration received by the
company.   Also the facts relied upon to make the exemption
available.  See Item 701 of Regulation S-B.






Financial Statements

Financial Statements for the Years Ended December 31, 2004 and
2003

Report of Independent Registered Public Accounting Firm

86. We noted from your disclosure in the first paragraph on page
14,
that as a result of Mr. Needle`s death, many corporate records became lost. It is not clear if the missing records included information relevant to the preparation of your financial statements, which information would therefore have been unavailable to your auditors.
In light of this, please tell us how your auditors were able to overcome these material weaknesses and deficiencies in order to render an unqualified opinion. If Pritchett, Siler, & Hardy (PSH) did not audit the periods preceding your re-entrance into the development stage (April 19, 2004) and they relied upon the work of other auditors, the reports of those auditors should be filed in the registration statement in accordance with Rule 2-05 of Regulation S-
X. In this connection, the audit report of PSH should be revised to address its reliance upon the work of other auditors. Please include the audit report issued by the predecessor auditor.

Notes to Financial Statements, F-6

Note 1- Summary of Significant Accounting Policies - Mining
Properties, F-6

87. Please note, the recoverability of capitalized acquisition costs of mineral leases is presumed to be insupportable under FASB Statement No. 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7, for a mining company in the exploration stage. Please revise your policy note accordingly.

Note 7 - Commitments and Contingencies, F-9

88. Please revise to disclose the significant terms and conditions related to the five-year $15,000 annual minimum expenditure requirement as discussed in Section 3.3 of the Mining Lease with Option to Purchase Agreement (filed as exhibit 10.1).

89. Please revise to disclose the significant terms and conditions related to the Production Royalty as discussed in Section IV
(Production Royalty) of the Mining Lease with Option to Purchase
Agreement.

Financial Statements for the Period Ended March 31, 2005

90. Please revise the financial statements and footnotes for the period ended March 31, 2005 as necessary to address our applicable comments on the financial statements for the years ended December
31,
2004 and 2003.


* * * * *

	As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.











      You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

	Sincerely,



	John Reynolds, Assistant Director
	Office of Emerging Growth Companies


 cc: 	John Michael Coombs
	Fax (801) 467-3256
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John Michael Coombs
Valley High Mining Company
June 23, 2005
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